Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

September 23, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn: Ms. Lisa Larkin, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Larkin:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X S&P 500® Covered Call ETF (the “Fund”) included in Post-Effective Amendment No. 828, (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to your oral comments provided on September 16, 2025 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 1, 2025, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

GENERAL

 1.     Comment: Please correct any inconsistencies in the 80% policy throughout the registration statement.

Response: The Registrant has reviewed the registration statement for inconsistencies and revised the section titled “ADDITIONAL INFORMATION ABOUT THE FUND” as follows:

The investment objective of the Fund is to seek ~~to provide~~ investment results that, before fees and expenses, generally correspond ~~generally~~ to the ~~price and yield~~ performance~~, before fees and expenses,~~ of the Underlying Index. The Fund invests at least 80% of its ~~net~~total assets, plus borrowings for investment purposes (if any), in the securities of the Underlying Index or in investments that have economic characteristics that are similar to the economic characteristics of the component securities of the Underlying Index, either individually or in the aggregate.

PROSPECTUS– PRINCIPAL INVESTMENT STRATEGIES

2.     Comment: In correspondence, please explain the purpose of the phrase “either individually or in the aggregate” and how it fits within the Names Rule.

Response: The purpose of the phrase “either individually or in the aggregate” is to communicate that the Fund’s investments included within the 80% policy and not included in the Underlying Index will

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

either have economic characteristics that are similar to an individual component security of the Underlying Index or multiple component securities of the Underlying Index. For example, the Fund may invest in underlying ETFs, as disclosed in the tenth paragraph of the referenced section (stating that the Fund’s investments may include “indirect investments through underlying ETFs …”). The underlying ETFs in which the Fund may invest are ETFs that seek to track a similar basket of securities as the Fund’s Reference Index (which is one part of the Underlying Index’s composition). Such an ETF will provide economic exposure that is similar to the component securities of the Underlying Index.

The phrase is consistent with the Names Rule because it explains how the Fund will invest at least 80% of its assets in accordance with the investment focuses suggested by the Fund’s name: (i) components of the S&P 500® Index, and (ii) “covered call” options on the S&P 500® Index. The Registrant further submits that the term “in the aggregate” is commonly used by other Funds in the industry that use a strategy similar to the Fund’s “representative sampling strategy,” as disclosed in the tenth paragraph of the section.

PROSPECTUS– FEE TABLE

3.     Comment: Given the Fund’s potential to invest in other ETFs, please confirm whether acquired funds fees and expenses (“AFFE”) should be included in the fee table, and, if not, please explain why such inclusion is not required.
Response:  The Fund may, but is not required to, invest in ETFs providing economic exposure that is similar to the component securities of the Underlying Index. To the extent the Fund invests in an affiliated ETF, the Fund will not bear the acquired fund fees and expenses. See the “Management of the Trust – Investment Adviser” section of the SAI: “[t]he Supervision and Administration Agreement for the Fund provides that the Adviser … bears the costs for acquired fund fees and expenses generated by investments by the Fund in affiliated investment companies.” The Registrant affirms that if it were to invest in unaffiliated underlying funds, it would disclose any AFFE in the fee table as required by Form N-1A.
PROSPECTUS– ADDITIONAL INFORMATION ABOUT THE FUND

4.     Comment: Please consider whether the second paragraph of the indicated section should be updated to reflect the Fund’s use of a representative sampling strategy.

Response: The Registrant has updated the indicated text as follows:

The investment objective of the Fund is to seek ~~to provide~~ investment results that, before fees and expenses, generally correspond ~~generally~~ to the ~~price and yield~~ performance~~, before fees and expenses,~~ of the Underlying Index. The Fund invests at least 80% of its ~~net~~total assets, plus borrowings for investment purposes (if any), in the securities of the Underlying Index or in investments that have economic characteristics that are similar to the economic characteristics of the component securities of the Underlying Index, either individually or in the aggregate. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed. ~~The Adviser anticipates that, generally, the Fund will hold all of the securities that comprise its Underlying Index in proportion to their weightings in such Underlying Index. However, under various circumstances, it may not be possible or practicable to purchase all of those securities in those weightings. In these circumstances, the Fund may purchase a sample of securities in its Underlying Index. There also may be instances in which the Adviser may choose to~~

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

~~underweight or overweight a security in the Fund's Underlying Index, purchase securities not in the Fund's Underlying Index that the Adviser believes are appropriate to substitute for certain securities in such Underlying Index or utilize various combinations of other available investment techniques in seeking to replicate, as closely as possible, before fees and expenses, the price and yield performance of the Fund's Underlying Index. In addition, the Fund may also invest in equity index futures for cash flow management purposes and as a portfolio management technique. The Fund may sell securities that are represented in its Underlying Index in anticipation of their removal from such Underlying Index or purchase securities not represented in its Index in anticipation of their addition to such Underlying Index. The Fund's investment objective and its Underlying Index may be changed without shareholder approval upon at least 60 days prior written notice to shareholders.~~

The Fund generally uses a representative sampling strategy with respect to the Underlying Index. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the Underlying Index in terms of key risk factors, performance attributes and other characteristics. Under a representative sampling strategy, the Fund may or may not hold all of the securities in the Underlying Index. The Fund's investment objective and its Underlying Index may be changed without shareholder approval upon at least 60 days prior written notice to shareholders.

The Fund concentrates its investments (i.e., holds 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that its Underlying Index is concentrated.

5.     Comment: The Staff notes that a sentence regarding the Fund’s concentration policy was deleted from the indicated section. Please confirm whether this deletion was intentional, and if not, revise accordingly.

Response: The Registrant has revised the disclosure to include this sentence as shown in response to Comment #4.

PROSPECTUS– INVESTMENTS BY INVESTMENT COMPANIES

6.     Comment: The Staff notes that a section regarding investments by investment companies has been deleted from the prospectus. Please confirm whether this deletion was appropriate, and, if not, please revise accordingly.

Response: The Registrant has revised the prospectus to include the indicated section:

INVESTMENTS BY INVESTMENT COMPANIES
Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including shares of the Fund. Registered investment companies and unit investment trusts that enter into a fund-of-funds investment agreement with the Trust (“Investing Funds”) are permitted to invest in certain Global X Funds beyond the limits set forth in Section 12(d)(1) of the 1940 Act, subject to certain terms and conditions set forth in Rule 12(d)(1)-4 under the 1940 Act. With respect to the Fund, which invests in underlying ETFs, Investing Funds must adhere to the limits set forth in Section 12(d)(1) when investing in the Fund.

STATEMENT OF ADDITIONAL INFORMATION– INVESTMENT RESTRICTIONS

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

7.     Comment: Within item number four of the numbered list in the indicated section, “among other things” was deleted. Please confirm that this edit is intended only as a clarifying change and does not constitute a substantive change requiring shareholder approval.

Response: The Registrant has revised the indicated disclosure to include the deleted text.

Please do not hesitate to contact me at (646) 716-3239  if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jasmin Ali
Jasmin Ali
General Counsel